Rush Financial Technologies, Inc.
                           13355 Noel Road, Suite 300
                               Dallas, Texas 75240


                               September 27, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Rush Financial Technologies, Inc.
                  Registration Statement on Form SB-2 (File No. 333-115151) Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

         Rush Financial Technologies, Inc. (the "Company"), hereby applies for an order granting the immediate withdrawal of the Company's Registration Statement on Form SB-2 (File No. 333-115151), together with all exhibits thereto (the "Registration Statement"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended.

         The Registration Statement was declared effective by the Securities and Exchange Commission (the "Commission") on July 21, 2004, pursuant to which the Company would issue a minimum of 1,000,000 and a maximum of 11,000,000 shares of its common stock (the "Shares"). To date, the minimum number of Shares has not been sold, and all subscriptions received have been returned from escrow to the subscribers. The Company requests withdrawal of the Registration Statement because it believes it will be unable to complete the offering for the minimum number of shares. The Registrant may undertake a subsequent private offering of securities under SEC Rule 155(c).

         Should the staff of the Commission have further questions regarding this application, please contact our counsel, Ronald L. Brown of Andrews Kurth LLP at (214) 659-4469.

                                          Very truly yours,

                                          RUSH FINANCIAL TECHNOLOGIES, INC.



                                          By:   /s/ D. M. Moore, Jr., President
                                                -------------------------------


cc:   Invest Linc Securities, LLC